Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated August 18, 2025 and the related Letter of Transmittal and Notice of Guaranteed Delivery (each as defined below) and any amendments or supplements thereto and is being made to all holders of Shares. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Y-mAbs Therapeutics, Inc.

at

$8.60 Per Share

by

Yosemite Merger Sub, Inc.

a wholly owned subsidiary of

Perseus BidCo US, Inc.

Yosemite Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Perseus BidCo US, Inc., a Delaware corporation (“Parent”), is offering to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Y-mAbs Therapeutics, Inc., a Delaware corporation (the “Company”), for $8.60 per Share (the “Offer Price”), in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery” and which, together with the Offer to Purchase and Letter of Transmittal, constitutes the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Purchaser will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, dealer, commercial bank, trust company or other nominee should consult such nominee to determine if any fees may apply. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 4, 2025 (as it may be amended or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and, solely for the purposes of Section 5.16 and Article 8 of the Merger Agreement, Stark International Lux, a Luxembourg société à responsabilité limitée (“Ultimate Parent”). Following the consummation of the Offer, and under the terms of the Merger Agreement as described in the Offer to Purchase, Purchaser intends to effect the Merger (as defined below) as described below.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON SEPTEMBER 15, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Merger Agreement provides, among other things, that as promptly as reasonably practicable, and in any event within two business days of the acceptance of the Shares for payment (the “Offer Acceptance Time”) following the consummation (as defined in Section 251(h) of the Delaware General Corporation Law (the “DGCL”)) of the Offer, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with other applicable legal requirements, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later date and time as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Merger Effective Time”), each outstanding Share (other than (i) Shares held by the Company and each of its subsidiaries, collectively or held in the Company’s treasury (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties), (ii) Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares outstanding immediately prior to the Merger Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Merger Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be automatically converted into the right to receive the Offer Price, in cash, without interest, subject to any applicable withholding of taxes. The Merger is subject to the satisfaction or waiver of certain conditions described in “The Offer—Section 13-—The Transaction Documents—The Merger Agreement” of the Offer to Purchase.

If the Offer is consummated, Purchaser does not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. The parties to the Merger Agreement have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as promptly as reasonably practicable, and in any event within two business days of the Offer Acceptance Time, following the consummation (as defined in Section 251(h) of the DGCL) of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

The Company’s board of directors (the “Company Board”), at a meeting duly called and held, has unanimously (i) resolved that the entry into the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), are advisable, fair to and in the best interest of, the Company and its stockholders, (ii) resolved that the Merger shall be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Company has been advised that all of its directors and executive officers intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record and beneficially owned by such persons immediately prior to the time of expiration of the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or any Shares underlying outstanding equity awards that are not exercised prior to the time of expiration of the Offer.

Provided that the Merger Agreement has not been validly terminated in accordance with its terms, as promptly as reasonably practicable following the filing by Parent and Purchaser of the Schedule TO, the Company will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments, supplements and exhibits thereto, the “Schedule 14D-9”) with the U.S. Securities and Exchange Commission (the “SEC”) and unless requested otherwise by the Company, Parent shall cause the Schedule 14D-9 to be disseminated to stockholders of the Company with the Offer to Purchase. The Schedule 14D-9 will include a more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby. Stockholders of the Company are encouraged to review the Schedule 14D-9 carefully and in its entirety.

Purchaser will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any validly tendered (and not validly withdrawn) Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares: (i) if the Merger Agreement has been terminated in accordance with its terms; or (ii) at any scheduled Expiration Time (subject to any extensions of the Offer pursuant to the Merger Agreement), if any of the following conditions (the “Offer Conditions”) are not satisfied or waived in writing by Parent as of the Expiration Time: (a) there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly owned subsidiaries (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received by the “depository” for the Offer, as defined by Section 251(h)(6) of the DGCL), would represent a majority of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); (b) the representations and warranties of the Company as set forth in the Merger Agreement are true and correct, subject to applicable materiality and other qualifiers as set forth in the Merger Agreement (the “Representations Condition”); (c) the Company has complied with or performed in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time (the “Obligations Condition”); (d) Parent and Purchaser having received a certificate of the Company, validly executed for and on behalf of the Company and in its name by the chief executive officer or chief financial officer thereof, certifying that the Representations Condition, the Obligations Condition and the MAE Condition (defined below) have been duly satisfied; (e) any waiting period (and any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, including any voluntary agreements with a governmental body not to consummate the Offer or the Merger for any period of time, shall have expired or been terminated; (f) no temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger shall have been issued by any court of competent jurisdiction after the date hereof and remain in effect, nor shall any legal requirement have been entered, enforced, enacted, or issued after the date hereof by any governmental body and remain in effect, in each case, which prohibits, or makes illegal the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (the conditions referred to in clause (e) and (f) hereto are referred to as the “Regulatory Conditions”); and (g) since the date of the Merger Agreement, there shall not have occurred any Material Adverse Effect (as defined in the Merger Agreement) that is continuing (the “MAE Condition”). These conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” of the Offer to Purchase.

Purchaser also has the right to (i) increase the Offer Price, (ii) waive any Offer Condition to the extent permitted under applicable law and (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, without the Company’s prior written consent, Purchaser is not permitted to (and Parent may not permit Purchaser to) (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions or any other terms or conditions of the Merger Agreement in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (vi) change or waive the Minimum Condition or the Regulatory Conditions, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Time (as defined below), except as described in “The Offer—Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer” or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective controlled affiliates shall, tender any Shares held by them into the Offer.

Upon the terms and subject to the conditions of the Offer, Purchaser will promptly accept for payment and promptly thereafter pay for all Shares that are validly tendered and not validly withdrawn pursuant to the Offer. The Offer will expire one minute following 11:59 p.m., Eastern Time, on September 15, 2025, unless extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the offer is extended in accordance with the Merger Agreement, the “Expiration Time”). No “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act will be available.

Pursuant to the terms of the Merger Agreement, Purchaser is required to extend the Offer from time to time: (i) for the minimum period required by any applicable law or order, or any rule, regulation, interpretation or position of the SEC or Nasdaq Global Market (the “Nasdaq”) or the respective staffs of the SEC or Nasdaq (including in order to comply with the Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC or Nasdaq or the respective staffs of the SEC or Nasdaq, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents; and (ii) if, as of any then-scheduled Expiration Time, any of the Offer Conditions have not been satisfied or waived, then Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for one or more successive extension periods of ten business days (or such longer period as may be approved in advance by the Company) per extension (with each such period to end at 11:59 p.m., Eastern Time, on the last business day of such period) (or any other period as may be approved in advance by the Company) in order to permit the satisfaction of all of the Offer Conditions. However, if as of the first then-scheduled expiration of the Offer at which the sole then-unsatisfied Offer Condition is the Minimum Condition, Purchaser shall not be required to (and Parent shall not be obligated to cause Purchaser to) extend the Offer for more than three further occasions of ten business days each (with such period to end at 11:59 p.m., Eastern Time, on the last business day of such period). In addition, in no event will Purchaser (i) be required to extend the Offer to a date beyond the earliest to occur of (a) the valid termination of the Merger Agreement and (b) the Termination Date (as defined below), or (ii) be permitted to extend the Offer to a date later than such extension deadline without the prior written consent of the Company. Purchaser will not, and Parent will not permit Purchaser to, extend the Offer in any manner except as required or expressly permitted as set forth in this paragraph. The “Termination Date” means 11:59 p.m. Eastern Time on February 4, 2026, unless otherwise extended to June 4, 2026, pursuant to the Merger Agreement.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time.

In order to take advantage of the Offer, you must either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to Equiniti Trust Company, LLC, the depositary for the Offer (the “Depositary”), and tender your Shares pursuant to the procedures for book-entry transfer set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer described in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase, in each case prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares tendered when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Except as otherwise provided in “The Offer—Section 4—Withdrawal Rights” of the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. However, you may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Time and, if such Shares have not yet been accepted for payment as provided herein, any time after October 16, 2025, which is 60 days from the date of the commencement of the Offer.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer as described in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase, the broker, dealer, commercial bank, trust company or other nominee must arrange for the withdrawal of your Shares through the Book-Entry Transfer Facility (as defined in the Offer to Purchase) and provide the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in the Offer to Purchase.

Subject to applicable law as applied by a court of competent jurisdiction, Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.

In general, your exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. You should consult your tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Material U.S. Federal Income Tax Consequences” of the Offer to Purchase for a more detailed summary of the material U.S. federal income tax consequences of the sale of Shares in the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and Notice of Guaranteed Delivery and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the Company’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent, at its address and telephone numbers set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. Such copies will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

The Information Agent for the Offer is:

[MacKenzie Partners, Inc. logo]

7 Penn Plaza

New York, New York 10001

(212) 929-5500

or

Call Toll-Free 1-800-322-2885

Email: tenderoffer@mackenziepartners.com

August 18, 2025